

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

Via E-mail
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

  Re: **Mizuho Financial Group, Inc.**
      Form 20-F for the fiscal year ended March 31, 2011
      Filed July 20, 2011
      File No. 001-33098

Dear Mr. Sato:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin W. Vaughn for

          Suzanne Hayes
          Assistant Director